News Release

BROOKFIELD ANNOUNCES THE FINAL CLOSING OF THE INITIAL PUBLIC OFFERING OF
ITS BRAZILIAN HOMEBUILDING BUSINESS

Toronto, November 14, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) (“Brookfield”) today announced the completion of initial public offering (“IPO”) of common shares of subsidiary Brascan Residential Properties S.A. (BRP) with the Brazilian Securities Commission (“CVM”). The shares are listed for trading on the Novo Mercado segment of the Sao Paulo Stock Exchange (“BOVESPA”) in Brazil under the Symbol BISA3.

On November 13, the over-allotment option of an additional 8.25 million shares was exercised by the Underwriter´s for an aggregate of 74.25 million shares sold at R$16 per share for total gross proceeds of R$1.2 billion or the equivalent of approximately US$557.6 million. The IPO represents the largest IPO in Brazil to date, excluding government privatizations. The shares were sold to the public in Brazil through a deal registered with Brazilian authorities and on a private placement basis outside Brazil.

George Myhal, Chairman of BRP and a Managing Partner of Brookfield stated that “we are very excited about this IPO. Brazil has substantial pent-up demand for residential homes, and with recent declines in domestic interest rates, we expect the demand for new residential homes to increase substantially.

Brookfield, which is ranked among the largest residential homebuilders in North America, retains a 60% stake in BRP and continues to support the local management team in leveraging the expertise of the Brookfield group and adopting international best practices in the residential development business in Brazil.

Marcos Levy, President and CEO of BRP stated that “we will continue to establish BRP in the Rio de Janeiro and Sao Paulo marketplaces as a leading developer of high quality residential homes. Being part of Brookfield provides comfort to our partners and customers that they can expect the highest standards of excellence. We look forward to providing this same commitment to our new shareholders. We have an efficient operating platform and a strategic land bank that positions us well in this rapidly improving residential homebuilding market in Brazil as the market responds to the overall positive economic environment in the country.

BRP in Profile

BRP is among the largest developers of upper-end and luxury residential buildings, houses and master-planned communities in Sao Paulo and Rio de Janeiro. BRP has been operating for over 25 years as a subsidiary of Brookfield and strives to provide its customers and partners with the same high standards of excellence established by Brookfield. BRP’s assets total approximately R$1.2 billion, and gross operating revenue over the past three years has averaged R$303 million per year. In the nine months of 2006, gross operating revenue was R$275 million.

Brookfield’s History in Brazil

Operating under the Brascan name, Brookfield has a 100 year history in Brazil and is one of the oldest international companies active in the country. Over the past decade, with the improvement in Brazil’s economic fundamentals, Brookfield has increased its presence in the country. Most recently, Brookfield established, with institutional partners, a specialty real estate fund with over $700 million of commitments to acquire commercial retail shopping centers in Brazil, building on the increasing global investor interest in Brazil and growing demand for the types of investments that Brookfield owns and manages.

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

Contact:

Katherine C. Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management
Tel: 416-369-8246
Email: kvyse@brookfield.com

Note: This press release contains forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this release, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to general economic conditions in Brazil and growing investor interest in Brazil, the growth prospects of Brascan Residential Properties (BRP) and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions for this business.

The words “intends”, “anticipated”, “expand” and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results of BRP, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in Brazil; the behavior of financial markets including fluctuations in interest and exchange rates; liquidity of domestic capital and lending markets; tax policies and other political, social and economic developments in or affecting Brazil; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the BRP prospectus filed with the CVM, as well as the company’s form 40-F filed with the Securities and Exchange Commission and other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the forgoing list of important factors that may affect future results is not exhaustive. When relying on our forward looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the forgoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.